Filed Pursuant to Rule 433

Registration Nos. 333-126348, 333-126348-01, 333-126348-02 and 333-126348-03

January 30, 2007

PRICING TERM SHEET

(To Preliminary Prospectus Supplement dated January 30, 2007)

Issuer:	Alabama Power Company
Security:	Series 2007A Senior Notes
Ratings:	A2/A/A+ (Moody’s/S&P/Fitch)
Size:	$200,000,000
Coupon:	5.55%
Public Offering Price:	99.660%
Maturity:	February 1, 2017
Treasury Benchmark:	4.625% due November 15, 2016
US Treasury Yield:	4.875%
Spread to Treasury:	72 basis points
Re-offer Yield:	5.595%
Make-Whole Call:	T + 15 basis points
Interest Payment Dates:	February 1 and August 1 of each year beginning August 1, 2007
Format:	SEC Registered
Transaction Date:	January 30, 2007
Expected Settlement Date:	February 6, 2007 (T+5)
Joint Lead Managers:	Citigroup Global Markets Inc. Wachovia Capital Markets, LLC
Co-Managers:	BNY Capital Markets, Inc. Scotia Capital (USA) Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Alabama Power Company collect at 205-257-2714, Citigroup Global Markets Inc. toll-free at 1-877-858-5407 or Wachovia Capital Markets, LLC toll-free at 1-866-289-1262.